UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

INFORMATION OF INTEREST TOTHE MARKET

(Santiag,  Chile,  June  19, 2013)  –  Compañía  Cervecerías Unidas  S.A.  (CCU)  informs  the market of  the following  resolutions  adopted  at  the  46th  Extraordinary Shareholder  Meeting  held yesterday,  the  18th  of  June:

1) Resolved   to   increase   the   social   capital   in   the   amount   of   $340,000,000,000   by  the issuance of  51,000,000  shares;

2) Resolved  to  authorize  the  board  of  directors  to  determine  the  price of  the shares  to  be issued  and  offered.  The final  amount  of  proceeds  resulting  from  the  aforementioned capital   increase   may  be  different   than  the   amount   mentioned   in   item   1)   above, depending  on  the  final offering  price defined  by  the board of  directors;  and

3) Resolved   not   to   issue  a  new  series   of   shares,   and  therefore,   pursuant   to  current regulations,  the  company  must  terminate  its  current  Convention  on  Chapter  XXVI  with the Central Bank,  so  that  all ADRs  are subject to  general exchange  regulations.

THIS  ANNOUNCEMENT DOES  NOT CONSTITUTE  AN  OFFER  TO  SELL  THE  SHARES  HEREIN  DESCRIBED  IN CHILE  OR  THE  UNITED  STATES  OF  AMERICA  OR  IN  ANY  JURISDICTION WHERE  SUCH  AN  OFFER  IS PROHIBITED.  SUCH  SHARES  CANNOT BE OFFERED  OR  SOLD  IN  CHILE  OR  THE  UNITED  STATES  OF AMERICA  UNLESS  THEY  ARE  REGISTERED,  RESPECTIVELY, WITH  THE  SUPERINTENDENCIA  DE  VALORES Y SEGUROS  OR  THE  UNITED  STATES  SECURITIES  AND  EXCHANGE  COMMISSION  OR  QUALIFY  FOR  A REGISTRATION EXEMPTION PURSUANT  TO  THE UNITED STATES SECURITIES ACT  OF 1933,  AS AMENDED.

CCU  is  a  diversified  beverage  company  operating  principally  in  Chile,  Argentina  and  Uruguay.  CCU  is  the  largest  Chilean  brewer, the  second-largest  Argentine brewer,  the  second-largest  Chilean  soft drink  producer,  the  second-largest  Chilean  wine  producer,  the largest  Chilean mineral  water  and  nectars  producer,  the  largest  pisco distributor  and  also  participates  in the  HOD,  rum  and confectionery  industries  in  Chile. The Company  has  licensing  agreements  with  Heineken  Brouwerijen  B.V.,  Anheuser-Busch Incorporated, PepsiCo  Inc., Paulaner Brauerei  AG, Schweppes  Holdings  Limited,  Guinness Brewing  Worldwide Limited, Société des Produits Nestlé  S.A., Pernod Ricard and Compañía Pisquera Bauzá  S.A..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: June 20, 2013